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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVP Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

337 NOYAC PATH
(No. and Street)

Water Mill (City) (State) 11976 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver Eberstadt 1-212-308-0940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

244 West 54th Stre	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christian Grutschus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal

Title

Notary Public

DEBORAH CLARK-COOPER
Notary Public – State of Colorado
Notary ID 19974019468
My Commission Expires Dec 22, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of IVP Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IVP Capital, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IVP Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IVP Capital, LLC's management. Our responsibility is to express an opinion on IVP Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IVP Capital, LLC IVP Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of IVP Capital, LLC's financial statements. The supplemental information is the responsibility of IVP Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as IVP Capital, LLC's auditor since 2020.

Adeptus Partners LLC

New York, New York
February 23, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 56,333
Accounts receivable	111,736
Other assets	11,196
Total assets	$ 179,265

LIABILITIES AND CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 52,508
Total liabilities	52,508
Capital (Note 3)	126,757
Total liabilities and capital	$ 179,265

Note 1- Nature of Business

IVP Capital, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a third party marketing firm, providing investment banking and advisory services to alternative investment management firms, including hedge funds, private equity funds, and, real estate related funds. The Company earns fees, as defined, in finder fee and advisory agreements.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirements of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

Revenue recognition guidance (ASC Topic 606) requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. Revenue includes fees earned for providing placement services in connection with mergers and acquisitions, restructuring, and financing. Revenues are recognized when performance obligations are met. Fees received in advance are deferred until performance obligations are met.

b) ***Cash and Cash Equivalents***

The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. As of December 31, 2020, the Company's cash in banks accounts did not exceed the FDIC limit,

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d) ***Accounts Receivable***

The Company carries trade accounts receivable on a gross, with no discounting for allowance for bad debts. It is management's policy to review the trade accounts annually of collectability. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable.

e) ***Use of Estimates and Basis of Accounting***

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) ***Concentrations***

As of December 31, 2020, two customers made up 85% of the accounts receivable balance.

As of December 31, 2020, three customers made up 80% of sales.

g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2020 and February 23, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company's net capital of $14,025 was $9,025 in excess of its required net capital of $5,000. The Company's net capital ratio was 374.38%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2020, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of IVP Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IVP Capital, LLC IVP Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which IVP Capital, LLC IVP Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) IVP Capital, LLC stated that IVP Capital, LLC IVP Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IVP Capital, LLCIVP Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IVP Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 23, 2021

Offices:
Maryland
New York City
Long Island
New Jersey